Exhibit 99.2

JINKOSOLAR HOLDING CO., LTD.

(incorporated in the Cayman Islands with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

TO BE HELD ON NOVEMBER 18, 2013

NOTICE IS HEREBY GIVEN that an annual general meeting of JinkoSolar Holding Co., Ltd. (the “Company”) will be held at 16F, Building 2, No. 428 South Yang Gao Road, Shanghai, P.R. China on November 18, 2013 at 10:00 a.m. (Beijing time) for the following purposes:

1.	To re-elect Mr. Haitao Jin (whose resume is attached hereto as Exhibit A) as a director of the Company;
2.	To re-elect Mr. Zibin Li (whose resume is attached hereto as Exhibit A) as a director of the Company;
3.	To appoint PricewaterhouseCoopers Zhong Tian LLP as auditors of the Company for the fiscal year of 2013;
4.	To authorize the directors of the Company to determine the remuneration of the auditors;
5.	To receive and consider the audited financial statements and the report of the auditors for the year ended December 31, 2012, and the report of the board of directors; and
6.	To act upon such other matters as may properly come before our annual general meeting or any adjournment or postponement thereof.

The board of directors of the Company has fixed the close of business on October 18, 2013 (New York time) as the record date (the “Record Date”). Only holders of our ordinary shares, whether or not represented by American depositary shares (the “ADSs”), on the Record Date are entitled to receive notice of and to vote at our annual general meeting or any adjournment or postponement thereof.

For a copy of the Company’s 2012 Annual Report, containing the complete audited financial statements and report of the auditors for the year ended December 31, 2012, and the report of the board of directors, please visit the Investor Relations Section of the Company website at www.jinkosolar.com. We will provide all holders of our ordinary shares, upon request, a hard copy of our 2012 Annual Report free of charge.

If you are a holder of our ordinary shares on the Record Date, you are cordially invited to attend the annual general meeting in person. Your vote is important. If you cannot attend the annual general meeting in person, you are urged to complete, sign, date and return the accompanying form of proxy by mail to the Company’s office at 16F, Building No. 2, YouYou Century Plaza, No. 428 South Yang Gao Road, Pudong, Shanghai, P.R. China, Attention: Mr. Gener Miao, or by email to mg@jinkosolar.com or by fax to Mr. Gener Miao at 0086-21-68761115 as soon as possible and in any event no later than 10:00 a.m. November 15, 2013 (Beijing time).

If you are a registered holder of our ADSs as at the Record Date, the depositary, JPMorgan Chase Bank, N.A., will forward to you the information of our annual general meeting and ask you to provide your voting instructions with respect to the shares represented by your ADSs. Holders of our ADSs who wish to exercise their voting rights for the underlying shares must act through the depository. For your voting instructions to be valid, you must comply with the instructions provided by or on behalf of the depositary, and the depositary must receive your voting instructions in the manner and on or before the date specified. The depositary will try, as far as practical, subject to the provisions of or governing the underlying shares, to vote or to have its agents vote the shares as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

BY ORDER OF THE BOARD OF DIRECTORS

/s/Xiande Li

Chairman

Date: October 17, 2013

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Exhibit A

Resume of candidates for directors:

Mr. Haitao Jin has been a director of the Company since September 2008. Mr. Jin was appointed by holders of the company’s series B redeemable convertible preferred shares. He has also been the deputy chairman of Shenzhen Chamber of Investment and Commerce since 2004. Prior to joining SCGC, Mr. Jin was deputy general manager of Shenzhen SEG Group Co., Ltd. and general manager of SEG Co., Ltd., a listed company on the Shenzhen Stock Exchange from 2001 to 2003. Between 1993 and 2000, Mr. Jin was a general vice president and general manager of Shenzhen Electronics Group Co., Ltd. Mr. Jin received his master’s degree in management psychology in 1987. In 1996, he received his master’s degree in engineering science from Huazhong University of Science and Technology. In 2002, he became an honorary professor at the Wuhan University of Science and Technology.

Mr. Zibin Li has been an independent director of the Company since July 10, 2009. He has also been chairman of China Association of Small and Medium Enterprises and a consultant of the municipal government of Chongqing City and Dalian City since 2006. Mr. Li was previously a vice director of National Development and Reform Commission and vice director of the Office of Steering Committee of West Region Development of the State Counsel from 2000 to 2005, and a member of the Tenth National Committee of the Chinese People’s Political Consultative Conference from 2003 to 2005. Mr. Li was deputy mayor of Jinxi, Liaoning Province from 1989 to 1991, deputy minister of the Ministry of Chemical Industry from 1991 to 1994, deputy mayor of Shenzhen from 1994 to 1995 and mayor of Shenzhen from 1995 to 2000. Mr. Li received a bachelor’s degree in chemical engineering from Tsinghua University in 1964.

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